Ogier

Listing Qualifications
The Nasdaq Stock Market
805 King Farm Boulevard
Rockville, MD 20850
United States of America

D +852 3656 6054 / +852 3656 6061

E nathan.powell@ogier.com
florence.chan@ogier.com

Reference: FYC/MM/182981-00003

11 December 2025

Dear Sirs and/or Madams

We act as Cayman Islands counsel to J-Star Holding Co., Ltd. 家星控股股份有限公司, an exempted company incorporated in the Cayman Islands (the **Company**).

Pursuant to Listing Rule 5615(a)(3), the Company has advised us that it intends to follow its Cayman Islands practices in lieu of the following requirements of Rule 5635 of the Nasdaq Stock Market LLC Rules (the **Rules**) which, as informed to us by US counsel of the Company, require a domestic United States company to obtain shareholder approval for certain dilutive events, namely (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein (the **Dilutive Events**).

Under Cayman Islands law, it is not necessary to obtain shareholders' approval for the above Dilutive Events, unless it is otherwise specified in the Company's memorandum and articles of association.

Based upon our review of the fifth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 9 December 2025 (the **Memorandum and Articles**), the Memorandum and Articles do not prohibit the Company from following its Cayman Islands practices in respect of the Dilutive Events in lieu of the requirements of the Rules.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

OGIER